SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EDAP TMS S.A. Files on

September 2, 2009

EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]     No   [X]

This report on Form 6-K is hereby incorporated by reference in the registration statement of EDAP TMS S.A. on Forms F-3, file number 333-136811 and 333-147762.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2009
EDAP TMS S.A.

/S/ MARC OCZACHOWSKI
MARC OCZACHOWSKI
CHIEF EXECUTIVE OFFICER

NOTICE TO HOLDERS
EDAP TMS S.A. 9% SENIOR CONVERTIBLE DEBENTURES DUE 2012

September 2, 2009

Reference is made to the certificates evidencing the terms and conditions of the obligations convertibles ou remboursables en actions issued on October 29, 2007 (the “Debentures”) by EDAP-TMS S.A. (the “Company”).  Capitalized terms used in this notice and not otherwise defined shall have the respective meanings set forth in the terms and conditions of the Debentures.

Pursuant to Section 2(b) of the Debentures, the Company hereby notifies you, as a Holder, of its election to pay interest under the Debentures on the next Interest Payment Date (October 1, 2009) in Ordinary Shares in the Interest Share Amount. This election shall apply to any future Interest Payment Dates, until further notice. This election is irrevocable with respect to the applicable Interest Payment Date. Pursuant to Section 4(d)(ii) of the Debentures, Interest Conversion Shares will be delivered no later than three (3) Trading Days after the applicable Interest Payment Date, i.e. no later than Monday October 5, 2009.

Sincerely,

EDAP-TMS S.A.

Marc Oczachowski
Chief Executive Officer